[VISUALMED CLINICAL SOLUTIONS CORP. LETTERHEAD]

February 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kathleen Collins

Accounting Branch Chief

Re:	VisualMED Clinical Solutions Corp.

Form 10-KSB for fiscal year ended June 30, 2005

Filed September 29, 2005

Form 10-QSB for fiscal quarter ended September 30, 2005

Filed November 10, 2005

File # 000-33191

Dear Ms. Collins:

VisualMED Clinical Solutions Corp. (“we,” “our” or “VisualMED”), has filed today with the Securities and Exchange Commission (the “Commission”) , a Form 10KSB/A for our fiscal year ended June 30, 2005 (the “Form 10-KSB/A”) and a Form 10QSB/A for our fiscal quarter ended September 30, 3005 (the “Form 10-QSB/A”).

The following is a response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in your letter dated January 31, 2006 concerning our Form 10KSB and Form 10QSB referenced above.

The text of the Staff’s comments is set forth in italics below, followed by our response thereto.

Ms. Kathleen Collins

Securities and Exchange Commission

February 15, 2006

Form 10-K for the Fiscal Year Ended June 30, 2005

Consolidated Balance Sheets, page 18

1.

Tell us what is included in Prepaid Expenses on your Consolidated Balance Sheets. Also tell us what consideration you gave to disclosing the nature of this transaction and expected impact on your financial position and future operating results in Management’s Discussion and Analysis. We refer you to SEC Release 33-8350.

RESPONSE:

The Pre-Paid Expenses on our Consolidated Balance Sheets include the following items:

•	A retainer in the amount of $21,007 paid to the law firm of Hovington Pellerin for future legal services;
•	A partial pre-payment in the amount of $5,836 of property tax liability not yet incurred;
•	An advance in the amount of $427,934 paid to Medicool Health System Inc., an unaffiliated company and supplier of technical services to VisualMED.

In response to the Staff’s comment, we have added disclosure regarding the nature of these items and the impact that they may have on our future operating results. Please see the fifth paragraph under “Item 1. Management’s Discussion and Analysis or Plan of Operations” under the subsection “Overview” on page 1 of the Form 10-KSB/A. We have also added similar disclosure to the Form 10-QSB/A. Please see the fifth paragraph under “ Item 2. Management’s Discussion and Analysis or Plan of Operations” of the Form 10-QSB/A.

Note 5. Asset Acquisition, page 26.

2.	We note your disclosure regarding the October 2004 transaction with VisualMed Healthcare Corporation (VHCC). Please address the following:

•

Tell us how you determined that the VHCC transaction was the acquisition of a productive asset and not a business. Explain, in detail, how you considered the guidance in EITF 98-3 in your accounting for this transaction.

•	Tell us why you believe this to be a related party transaction. What relationship existed between the Company and VHCC prior to this transaction?
•

We note your disclosure that you acquired the software modules as part of the acquisition. Disclosure on page 2 indicates that you acquired the distribution rights to the modules. Clarify for us as to which disclosure is correct.

•	Tell us how the assumption and subsequent payment of certain VHCC operating costs and other expenses were accounted for? In your response,

Ms. Kathleen Collins

Securities and Exchange Commission

February 15, 2006

quantify amounts paid, the period over which the expenses were incurred and indicate whether or not they were paid in cash.

•	Explain why two former directors were willing to surrender for cancellation 37.5 million common shares for no consideration.

RESPONSE:

In response to the Staff’s first bullet point, we respectfully submit that the October 2004 transaction with VHCC, was an acquisition by VisualMED of assets rather than a business and that the transaction has been properly accounted for pursuant to EITF 98-3. Upon consummation of the October 2004 transaction, we acquired the following assets (the “Transferred Assets”):

•

Intangible Assets: Worldwide distribution rights (subject to certain exclusions described below) to a suite of clinical software modules (the “Software”) which rights excluded distribution within the Chinese and Japanese-language markets, Dublin, Ohio, South America and certain other territories covered by pre-existing arrangements between VHCC and third parties, including the territories covered by an agreement between VHCC and Cardinal Health Corp. The Transferred Assets did not included the core technology platform (i.e., the VHCC platform) upon which the Software is based or a product line called Pyxis VisualMED, which is being jointly developed by VHCC and Cardinal Health Corp.

•

Tangible and Other Assets: Office furniture and obsolete computer hardware having an aggregate fair market value of approximately $4,000; all of the capital stock of VisualMED Marketing Inc., an inactive company with no business activity or revenue and nominal book value.

In reaching this conclusion, we took into consideration the following factors:

•

Prior to the consummation of the October 2004 transaction, the Transferred Assets had not generated any revenue and would not have generated revenue on a stand-alone basis for the foreseeable future. The Transferred Assets only became revenue producing business after, VisualMED added several material tangible and intangible elements, such as, a new business location, a team of employees and consultants, funding, a business strategy, a marketing strategy, website and a world-wide service organization to support the execution of the business strategy. None of the current activities of VisualMED existed at VHCC prior to the transaction.

•

VHCC continues to be responsible for research and development for its proprietary core technology which forms the basis of the Software and expects to derive revenues from its agreement with Cardinal Health Corp. and its development of the Chinese- and Japanese- language markets. VHCC’s and VisualMED’s business are independent.

Ms. Kathleen Collins

Securities and Exchange Commission

February 15, 2006

•

As stated in EITF 98-3, “if all but a de minimis (say 3%) amount of the fair value of the transferred set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.” In the case of the October 2004 transaction, substantially all of the value of the Transferred Assets resided in the distribution rights to the Software. The other Transferred Assets (i.e., the office equipment, computer hardware and capital stock of VisualMED Marketing Inc.) had only nominal fair value.

•

As stated in EITF 98-3, “if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed to not be a business.” Prior to the consummation of the October 2004 transaction, the Transferred Assets did not have an operating history and had not generated any revenue. Furthermore, following the consummation of the October 2004 transaction, VisualMED was and continues to be a development stage. We did not realize any revenue from our operations until December 31, 2005 and we did not generate revenue for the fiscal year ended June 30, 2005 or the three months ended September 30, 2005.

In response to the Staff’s second bullet point, we respectfully submit that prior to the October 2004 transaction there was no relationship between VisualMED and VHCC. VHCC, however, acquired approximately 80% of our issued and outstanding common stock for the sole purpose of transferring the distribution rights to the Software and other assets out of VHCC and into VisualMED. As result of this change-in-control of VisualMED, the October 2004 transaction was considered, in substance, to be a non-monetary related party transaction.

In response to the Staff’s third bullet point, we respectfully submit that as a result of the October 2004 transaction we acquired distribution rights to the Software and own the medical content contained in the software modules. The full terms of our right to exploit the software modules running on VHCC’s proprietary technology platform are described in Item 2.01 of our Current Report on Form 8K/A filed December 8, 2005.

In response to the Staff’s fourth bullet point, we respectfully submit that the assumption and subsequent payment of some operating costs and expenses of VHCC were accounted for as two loans in the aggregate amount of $57,264, the proceeds of which were used by VHCC to pay operating costs and expenses it incurred during the transition period in October and November 2004. Subsequently, no additional funds were loaned to VHCC or any of its subsidiaries. Since the making of the loans, however, the principal amount due to VisualMED increased by $2,100 as a result of fluctuations in the exchange rates between the Canadian and U.S. dollars.

In response to the Staff’s fifth bullet point, we respectfully submit that the two former directors sold their common stock to Capex Investments Ltd. (“Capex”) prior to the consummation of the October 2004 transaction. Capex undertook such transaction to prepare Ancona Mining Corporation (now known as VisualMED) for the October 2004 transaction with VHCC for the benefit of all of our stockholders. Current management is not privy to the details

Ms. Kathleen Collins

Securities and Exchange Commission

February 15, 2006

of or consideration exchanged in the transaction between Capex and the former directors. These shares were surrendered by Capex to VisualMED for cancellation as part of the October 2004 transaction. Capex continues to be a stockholder of the Company.

Note 6. Notes Payable, page 27.

3.

We note that you recorded proceeds from the issuance of approximately $1.6 million in notes during fiscal 2005, and that you subsequently issued common stock and warrants in a private placement in settlement of the outstanding notes. Tell us what consideration you gave to disclosing the significant terms, privileges and any conversion features, if any, of the notes. We refer you to SFAS 129. This comment also applies to the notes issued during the quarter ended September 30, 2005 in the amount of $529,290. Also, please explain how these notes were settled (i.e. cash or stock). We note from the Consolidated Statements of Cash Flows a non-cash financing activity for “common stock issued for settlement of notes payable and accrued interest, net”, however the Consolidated Statements of Stockholders’ Equity indicates “issue of common stock for cash at $0.75 pre share, net of financing costs, net financing costs of $18,750”. Please explain.

RESPONSE:

In response to the Staff’s comment, we respectfully submit that the notes referenced by the Staff were in the principal amount of $1,674,612, bearing interest at varying rates of 8% to 15% per annum, and repayable on demand. There were no other significant terms or features of the notes. The notes have since been exchanged for common stock of VisualMED. There is a discrepancy in the Consolidated Statement of Cash Flows which indicates $2,326,476 of proceeds from issuance of notes. The actual cash received was $2,321,016. The difference of $5,460 related to accrued interest. There is also a change required on the Consolidated Statement of Stockholders’ Equity in the disclosure of common stock issued. The Consolidated Statement of Stockholder’s Equity indicated issuance of stock for $0.75 per share in exchange for that amount when in fact the stock was issued to convert the notes. Furthermore, we added disclosure to Note 9(d) regarding the settlement of the note and accrued interest. Please refer to the Consolidated Statement of Cash Flows, Consolidated Statement of Stockholders’ Equity and Note 9(d) contained in the Form 10-KSB/A.

Note 9 – Common Stock, page 28.

4.

We note that in March 2005 the Company issued 2,275,567 of warrants in conjunction with your private placement. Tell us how you analyzed these warrants pursuant to SFAS 133 and EITF 00-19. Specifically, tell us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133. Also, tell us how the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability.

Ms. Kathleen Collins

Securities and Exchange Commission

February 15, 2006

Specifically, we note from the Registration Rights Agreement filed as Exhibit 10.7 to the Company’s Form SB-2/A filed on August 8, 2005 that the shares underlying the warrants are subject to registration rights and liquidating damages. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. A similar analysis should be provided for any other warrant issuances made by the Company. We may have further comments.

RESPONSE:

In response to the Staff’s comment regarding the 2,275,567 warrants issued in March 2005 pursuant to the private placement, we respectfully submit that while the warrants to do fall within the scope exception of paragraph 11(a) of SFAS 133 these warrants are properly classified as equity and they do not require or permit net settlements pursuant to paragraph 6(c) of SFAS 133. In accordance with EITF 00-19, if the underlying shares are not properly registered pursuant to the Registration Rights Agreement, we have the option of paying a cash penalty to the holder of 2% of the holder’s initial cash investment for each calendar month from the date of exercise of the warrant with a maximum of 10% or in unrestricted common stock of 2% of the holder’s of initial cash investment for each calendar month from the date of exercise of the warrant with a maximum of 20%. The payment of any penalty should not be considered a net settlement of any contract since the holders maintain all rights to exercise their warrants if any violation occurs, even if the violation is corrected. As such the Company is not required to make a net cash settlement as described in paragraph 12 of EITF 00-19 and can pay the above stated penalty in shares of unrestricted common stock per paragraph 14 of EITF 00-19. Finally, there are no provisions in the Registration Rights Agreement that state that a warrant holder has any rights that rank higher than a shareholder of the common stock as described in paragraph 29 of EITF 00-19. Thus, the classification of the warrants as equity is appropriate.

Item 8A. Controls and Procedures, page 32

5.

We note your disclosure that your “Chief Executive Officer and [your] Chief Financial Officer have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed in our annual reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission rules and forms.” Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information under Item 8A.

RESPONSE:

Ms. Kathleen Collins

Securities and Exchange Commission

February 15, 2006

In response to the Staff’s comment, we confirm that our officers have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that VisualMED files or submits under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer in order to allow timely decisions regarding required disclosure.

There are frequent daily communications among all of our executives, including Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and our Vice President for Finance. All of our budgetary decisions and all of our billing and other expenditures require the written, signed approval of at least three of our executives. All issues regarding disclosures and procedures are discussed in a timely fashion, including all financial and other key operational information. Current disclosure controls and procedures are governed by the Board of Directors, and any changes to such controls and procedures must be made with the Board’s approval.

* * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10KSB/A and Form 10QSB/A; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gerard Dab

Chairman, CEO